# SEC Schedule 13D/A (Amendment No. 33) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Penske Automotive Group, Inc., CIK 0001019849
CUSIP: 70959W103
Title of class of securities: Common Stock (Par Value $0.0001 per share)
Address of issuer's principal executive offices: 2555 Telegraph Road, Bloomfield Hills, Michigan (MI), 48302-0954
Date of event which requires filing of this statement: 07/22/2026
Filed by CIK 0000942439
Persons authorized to receive notices and communications: Lawrence N. Bluth, Esq., 2555 Telegraph Rd., Bloomfield Hills, Michigan (MI), 48302, 248-648-2500; Andrew M. Levine, 250 Vesey Street, New York, New York (NY), 10281, 212-326-3939

## Reporting persons
- Penske Corporation (CIK 0000849531): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 34,181,121; sole dispositive power 0; shared dispositive power 34,181,121; aggregate amount beneficially owned 34,333,500 (52.2% of the class); the aggregate amount excludes certain shares
  Comment: Rows 8, 10, and 11: The aggregate amount beneficially owned by Penske Corporation reported on line 11 and the percent of class reported on line 13 reflect the beneficial ownership of shares of Voting Common Stock by Roger S. Penske and Penske Corporation as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 34,181,121 shares, representing 52.0% of the Voting Common Stock outstanding.
  
  Row 11: The parties to the Stockholders Agreement (as defined in Item 6 of Amendment 26 to the Schedule 13D, filed on July 30, 2013), as subsequently amended (the "Stockholders Agreement"), may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Penske Corporation may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. (collectively, "Mitsui"), the other stockholders party to the Stockholders Agreement. Penske Corporation expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 14 to the Schedule 13D filed on July 22, 2026 by Mitsui, Mitsui reported beneficial ownership of 13,322,205 shares of Voting Common Stock. Including the shares reported by Mitsui under its Schedule 13D, Penske Corporation would beneficially own 47,655,705 shares, representing 72.5% of the Voting Common Stock outstanding.
- Roger S. Penske (CIK 0000942439): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 152,379; shared voting power 34,181,121; sole dispositive power 152,379; shared dispositive power 34,181,121; aggregate amount beneficially owned 34,333,500 (52.2% of the class); the aggregate amount excludes certain shares
  Comment: Rows 8, 10, and 11: The parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Roger S. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui. Roger S. Penske expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 14 to the Schedule 13D filed on July 22, 2026 by Mitsui, Mitsui reported beneficial ownership of 13,322,205 shares of Voting Common Stock. Including the shares reported by Mitsui under the Schedule 13D, Roger S. Penske would beneficially own 47,655,705 shares, representing 72.5% of the Voting Common Stock outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Stock (Par Value $0.0001 per share)
Name of issuer: Penske Automotive Group, Inc.
Address of issuer's principal executive offices: 2555 Telegraph Road, Bloomfield Hills, Michigan (MI), 48302-0954
Comment:
This Amendment No. 33 (this "Amendment") amends and supplements the amended Schedule 13D filed on behalf of Penske Corporation, a Delaware corporation, and Roger S. Penske with the Securities and Exchange Commission on January 24, 2024 (the "Schedule 13D"), relating to the voting common stock, par value $0.0001 per share (the "Voting Common Stock"), of Penske Automotive Group, Inc., a Delaware corporation (the "Company"). Penske Corporation and Roger S. Penske are the current reporting persons under the Schedule 13D (the "Reporting Persons"). Information reported in the Schedule 13D remains in effect to the extent that it is not amended, restated or superseded by information contained in this Amendment or a prior amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to reflect the submission of a proposal, dated July 22, 2026, by Penske Corporation, on behalf of itself and its wholly owned subsidiary Penske Automotive Holdings Corp., and by Mitsui & Co., Ltd., on behalf of itself and its wholly owned subsidiary Mitsui & Co. (U.S.A.), Inc. (collectively, the "Investor Group") to acquire for cash all of the Company's outstanding Voting Common Stock not owned by the Investor Group, as further described in Item 4 below.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Schedule 13D is hereby amended and restated in its entirety as set forth in Annex A to this Amendment, which is attached hereto as Exhibit 31 and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

To finance the transaction contemplated by the Proposal (as defined below), the Investor Group expects to enter into one or more debt commitment letters with third parties, with the remainder being funded by equity financing from the Investor Group. Any third-party financing for the transactions contemplated by the Proposal remains subject to negotiation of definitive agreements on terms acceptable to the Investor Group.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the final paragraph thereof:

On July 22, 2026, the Investor Group submitted a non-binding proposal (the "Proposal") to the Board of Directors of the Company (the "Board") to acquire all of the outstanding Voting Common Stock, other than Voting Common Stock owned by the Investor Group, for $210.00 per share of Voting Common Stock in cash. The Reporting Persons anticipate that the Board will appoint a special committee consisting solely of disinterested and independent directors (a "Special Committee"), engage its own advisors, consider the Proposal with the assistance of such advisors, engage in discussions and negotiations with the Investor Group and potentially make a recommendation to the Board regarding the Proposal. Any agreement regarding the Proposal would require the approval of a Special Committee. The Investor Group stated in the Proposal that the members of the Investor Group, in their capacity as stockholders of the Company, are not interested in selling their shares of Voting Common Stock, including in connection with an alternative sale, merger or similar transaction involving the Company, and intend to remain as long-term stockholders of the Company, regardless of the outcome of the Proposal. If a transaction contemplated by the Proposal is ultimately consummated, the Voting Common Stock would be delisted from the New York Stock Exchange and deregistered under the Act.

The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, which is attached hereto as Exhibit 32 and incorporated herein by reference.

While the Proposal is subject to negotiation with a Special Committee, should it be formed and engage with the Investor Group, the Reporting Persons and their affiliates and representatives may, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal or otherwise to support their investment in the Company, including, without limitation, responding to inquiries from the Company, the Board or a Special Committee (or its independent legal and financial advisors) or their representatives and engaging in discussions and negotiations regarding the Proposal with such persons. The Reporting Persons do not intend to update or provide additional disclosures regarding the Proposal or the transactions contemplated thereby until a definitive agreement has been entered into, or unless disclosure is otherwise required under applicable U.S. securities laws. The Investor Group also expects to engage in discussions and negotiations with potential financing sources and enter into one or more definitive debt commitment letters with third parties. The Proposal does not create any legal obligations, and no such obligations will arise unless and until definitive transaction documentation with the Company has been executed and delivered.

No assurances can be given (a) that the Proposal will be accepted by a Special Committee, (b) that any definitive agreement will be entered into with respect to the transaction contemplated by the Proposal or any other potential transaction involving any member of the Investor Group and the Company, (c) if any such transaction is undertaken, as to its ultimate terms or timing, or (d) that any such transaction will be consummated. The Proposal is non-binding and the Investor Group reserves the right to modify or withdraw the Proposal at any time. The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities (including Voting Common Stock) of the Company, an extraordinary corporate transaction (such as a merger) involving the Company, a delisting of the Voting Common Stock from the New York Stock Exchange and other material changes in the Company's business or corporate structure. The Reporting Persons will continue to regularly review and assess their investment in the Company and, depending on market conditions and other factors, reserve the right to, at any time, engage in, and to formulate other plans or make other proposals (and engage advisers to assess the merits of such other plans or other proposals) and to modify or withdraw any such plan or proposal at any time, which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Based on information provided by the Company, as of April 16, 2026, there were 65,749,255 shares of Voting Common Stock outstanding. Based on this amount of shares of Voting Common Stock outstanding:

As of July 21, 2026:

(i) Penske Corporation beneficially owned 34,333,500 shares of Voting Common Stock, representing 52.2% of the Voting Common Stock outstanding. These figures reflect the beneficial ownership of shares of Voting Common Stock by Roger S. Penske and Penske Corporation as a group. The number of shares of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 34,181,121 shares, representing 52.0% of the outstanding Voting Common Stock. See Annex A, which is attached hereto as Exhibit 31, for beneficial ownership information with respect to directors and executive officers of Penske Corporation.

(ii) Roger S. Penske beneficially owned 34,333,500 shares of Voting Common Stock, representing 52.2% of the Voting Common Stock outstanding.

The parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, each of Penske Corporation and Roger S. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui. Penske Corporation and Roger S. Penske expressly disclaim beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 14 to the Schedule 13D filed on July 22, 2026 by Mitsui, Mitsui reported beneficial ownership of 13,322,205 shares of Voting Common Stock. Including the shares reported by Mitsui under its Schedule 13D, Penske Corporation and Roger S. Penske would beneficially own 47,655,705 shares, representing 72.5% of the Voting Common Stock outstanding. The Investor Group directly holds 47,503,326 shares, representing 72.2% of the Voting Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of July 21, 2026, and subject to the Voting Agreement, dated January 23, 2024, between Penske Corporation and the Company:

(i) Penske Corporation shared power to direct the vote of 34,181,121 shares of Voting Common Stock and shared power to direct the disposition of 34,181,121 shares of Voting Common Stock. See Annex A, which is attached hereto as Exhibit 31, for information with respect to directors and executive officers of Penske Corporation.

(ii) Roger S. Penske had the sole power to direct the vote of 152,379 shares of Voting Common Stock, shared power to direct the vote of 34,181,121 shares of Voting Common Stock, sole power to direct the disposition of 152,379 shares of Voting Common Stock and shared power to direct the disposition of 34,181,121 shares of Voting Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 31 Annex A, dated July 22, 2026
Exhibit 32 Proposal Letter, dated July 22, 2026, from the Penske Corporation, on behalf of itself and its wholly-owned subsidiary Penske Automotive Holdings Corp., and Mitsui to the Board of Directors of Penske Automotive Group, Inc.

## Signatures
- Penske Corporation: /s/ Robert H. Kurnick, Jr., Robert H. Kurnick, Jr., Vice Chairman (07/22/2026)
- Roger S. Penske: /s/ Roger S. Penske, Roger S. Penske (07/22/2026)